Exhibit 99.1

NEURODERM Ltd.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel

January 28, 2015

________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 23, 2015

________________________

Dear NeuroDerm Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of NeuroDerm Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Monday, February 23, 2015, at our offices at 3 Pekeris St., Rabin Science Park, Rehovot, Israel.

The Meeting is being called for the following purposes:

(1)	To ratify the election of each of (a) Ms. Alla Felder and (b) Mr. Jonathan Kalman as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and
(2)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Friday, January 23, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.neuroderm.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, January 25, 2015, at the registered office of the Company, 3 Pekeris St., Rabin Science Park, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-946-2729.

Sincerely, /s/ Robert Taub Robert Taub Chairman of the Board of Directors

NEURODERM LTD.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel

+972-8-946-2729

__________________________

PROXY STATEMENT

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of NeuroDerm Ltd., to which we refer as NeuroDerm or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Monday, February 23, 2015, at our offices at 3 Pekeris St., Rabin Science Park, Rehovot, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Wednesday, January 28, 2015 to holders of NeuroDerm ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, January 23, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To ratify the election of each of (a) Ms. Alla Felder and (b) Mr. Jonathan Kalman as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On January 23, 2015, we had 16,996,960 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Friday, January 23, 2015, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of each of the proposals requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
●	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of Proposals 1 and 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposals 1 or 2.

A “personal interest” of a shareholder, for purposes of each of Proposals 1 and 2, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon. For purposes of Proposal 1, a personal interest excludes a personal interest that does not derive from ties with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 1 and 2; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on either/both Proposals 1 and 2 (as applicable). Since it is highly unlikely that any of our public shareholders has a personal interest in either such proposal and in order to avoid confusion in the voting and tabulation process, a public shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the relevant proposal. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our V.P. Finance, Roy Golan, at +972-8-946-2729 or roy@neuroderm.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our V.P. Finance on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://ir.neuroderm.com/phoenix.zhtml?c=253749&p=irol-sec, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our V.P. Finance via e-mail to roy@neuroderm.com or via fax to his attention at +972-8-946-1729. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 3:00 pm (Israel time) on February 21, 2015), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. All votes should be submitted by 3:00 pm (Israel time) on February 21, 2015 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you have a personal interest in the approval of Proposals 1 or 2, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Friday, January 23, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 23, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the V.P. Finance of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 28, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s V.P. Finance based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.neuroderm.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

RATIFICATION OF Election of External Directors

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the NASDAQ Global Market, are required to elect at least two external directors who meet the qualification requirements in the Companies Law. The initial election or – in the case of a company such as ours that elected its external directors prior to our initial public offering in anticipation of our becoming a public company – ratification of initial election of external directors must be made by a general meeting of the shareholders no later than three months following the completion of a company’s initial public offering.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; or (2) any person or entity controlling the company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

 The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or
(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described below with respect to the election of our external directors).

The term of office for external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described below with respect to the election of our external directors). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to our initial public offering, our shareholders elected Ms. Alla Felder and Mr. Jonathan Kalman as external directors for a three-year term following the nomination by, and recommendation of, the Board and subject to the consummation of our initial public offering and the required ratification of their election by our shareholders following the offering. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board (including our nominating and governance committee) that is authorized to exercise the powers of the Board. If their election is ratified at the Meeting, Ms. Alla Felder will continue to serve as the Chairman of our audit committee and as a member of our compensation committee, and Mr. Jonathan Kalman will continue to serve as the Chairman of our compensation committee and as a member of each of our audit committee and nominating and governance committee.

The Board has determined that each of Ms. Felder and Mr. Kalman satisfies the external director requirements under the Companies Law, as Ms. Felder possesses requisite financial and accounting expertise, while Mr. Kalman possesses requisite professional qualifications. The Board has also determined that each of Ms. Felder and Mr. Kalman satisfies the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules. The Board has furthermore determined that Ms. Felder qualifies as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation.

The background information for each of Alla Felder and Jonathan Kalman, whose election as an external director will be subject to ratification at the Meeting, appears below:

Alla Felder has served, since 2010, as the external CFO for two technology companies, while also serving on the board of directors of the following NASDAQ and/or TASE listed companies: Carmit Candy Industries Ltd., Enlight Renewable Energy Ltd. (Eurocom group); Crow Technologies 1977 Ltd.; Argaman Industries Ltd.; Zmiha Ltd.; and Profit Industries Ltd. Ms. Felder also served on the board of directors of several private companies during that same period of time. Since 2003, she has lectured in various accounting classes at the College of Management Academic Studies Division, Rishon Lezion, Israel. From 1997 to 2010, she worked for PriceWaterhouseCoopers, where she achieved the position of a Senior Manager and led an audit team that audited several companies from different sectors. Ms. Felder received a degree in Business Administration and accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an executive master's degree in the Science of Finance from the City University of New York.

Jonathan Kalman has served, since 2005, as the Chief Executive Officer of Dion Investments Ltd., a privately held investment company that Mr. Kalman founded in 1999. Mr. Kalman also currently serves as a director for Dion Investments Ltd., Dion Sharon Ltd., Belmont Ltd., Success Bug Ltd., Success Bug Israel Ltd., LeadRush Ltd. and Evolution Media + Ltd. He is also currently on the board of The Jerusalem Print Workshop, a non-profit art center dedicated to the advancement of the graphic arts in Israel.

If their election is ratified pursuant to this Proposal 1, each of our external director nominees will receive annual and per meeting cash compensation in accordance with the Companies Law regulations that govern external director compensation and that was approved by our shareholders prior to our initial public offering. In the case of Ms. Felder, her compensation level will be determined based on her status as an “expert” external director under those regulations.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, to ratify the election of Ms. Alla Felder as an external director of NeuroDerm Ltd. following her initial election as an external director by the shareholders on October 8, 2014, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law;” and

(b)	“FURTHER RESOLVED, to ratify the election of Mr. Jonathan Kalman as an external director of NeuroDerm Ltd., following his initial election as an external director by the Company’s shareholders on October 8, 2014, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law.”

Required Vote

The vote required for the ratification of the election of each of Ms. Alla Felder and Mr. Jonathan Kalman as an external director is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” this proposal.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on this proposal, with respect to each of its subsections (that is, the ratification of election of each external director). Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 1(a) or 1(b).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the ratification of the election of each of the two external directors.

PROPOSAL 2

APPROVAL OF COMPENSATION POLICY

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders.  Please see the “Background” section of Proposal 1 above for the Companies Law definition of an “office holder.” At our Company, the office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law.

The Companies Law requires the compensation policy to serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification and any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, business and its long-term strategy, and creation of appropriate incentives for executives.  It must also consider, among other things, the company’s risk management, size and the nature of its operations.  The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

●	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also include appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation policy must be approved by the board of directors, after considering the recommendation of the compensation committee. The Companies Law also requires shareholder approval of the compensation policy by an ordinary majority of the shares present and voting that also constitutes a special majority, as described below. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and thereafter the board of directors concludes, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company. Pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years must generally be approved by the board of directors and the shareholders every three years.

On January 27, 2015, following the recommendation of the compensation committee, our Board approved the NeuroDerm Ltd. 2015 Compensation Policy, in the form attached as Appendix A to this proxy statement, or the “Compensation Policy”, in accordance with the provisions of the Companies Law.

When considering the proposed Compensation Policy, the compensation committee and our Board considered various factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of management and legal advisors.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the NeuroDerm Ltd. 2015 Compensation Policy, in the form attached as Appendix A to the proxy statement with respect to Extraordinary General Meeting of Shareholders held on February 23, 2015, and as previously approved by the board of directors at the recommendation of the compensation committee, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of our proposed Compensation Policy is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as vote “FOR” or a vote “AGAINST” a proposal.

 In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on this proposal. Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for a description of those voting requirements, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 2.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on November 17, 2014, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.neuroderm.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Robert Taub,

Chairman of the Board of Directors

Rehovot, Israel

January 28, 2015

Appendix A

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NEURODERM LTD.

2015 COMPENSATION POLICY

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1.             Purpose. This 2015 Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of NeuroDerm Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

2.             Definitions; Construction.

2.1.       “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.       “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.       “Board” means the Board of Directors of the Company.

2.4.       “Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.5.       “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.       “Director” means any member of the Board of Directors of the Company.

2.7.       “Executive” means any Office Holder who does not serve solely as a director.

2.8.       “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.9.       “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.    “Terms of Office and Engagement” means as defined in the Companies Law.

2.11.    Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.12.    Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder. The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.13.    To the extent that an Office Holder's engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder's engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.14.    This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.15.    To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.             Administration.

3.1.       To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.       Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board's powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

3.3.       to interpret the Policy;

3.4.       prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

3.5.       any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.             General Considerations.

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below. The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between average and above average levels in comparables companies. The Terms of Office and Engagement should reflect the notion that Executives serving in roles having responsibility over global operations should be considered in relation to comparable global roles while Executives serving in particular localities should be considered in relation to comparable roles in such localities. In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.       Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company's efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.       Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy. In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation. On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short term and long term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company's general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.3.       The size of the Company and the nature of its operations. The Company is involved in the pharmaceutical and biotechnology industries and in various businesses, products lines, technologies, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.4.       The Terms of Office and Engagement of an Office Holder should be determined after consideration is given to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company's ability to offer competitive terms and retain competent and capable Office Holders.

4.5.        The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the appropriate components should be considered, and not necessarily all of the above mentioned components need be included.

5.             Specific Considerations in the determination of Terms of Office and Engagement. With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations:

5.1.       The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation, achievements of the Office Holder;

5.2.       If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder over time with the Company and its Affiliates;

5.3.       The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.       The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.5.       The obligations, responsibilities, roles and objectives imposed on such Office Holder under Applicable Law;

5.6.       The need to retain Office Holders who have relevant skills, know-how or unique expertise;

5.7.       Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.       The then current and prospective condition of the Company's business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.       Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.    The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.    The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.    Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.    The ratio between the Terms of Office and Engagement of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company;

5.14.    If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.    If the Terms of Office and Engagement include termination benefits, the term of office or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.    Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority;

5.17.    In relevant cases, the impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement between the Company or its Affiliate, on the one hand, and an Affiliate of the Office Holder, on the other hand;

5.18.    If the Terms of Office and Engagement include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities;

5.19.    any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules, and any other Applicable Law, from time to time; and

5.20.    Such other considerations as are deemed relevant or applicable in the circumstances.

5.21.    General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.22.    The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company is or will be, in the relatively near future, operating in various jurisdictions, each of which may differ significantly in the norms of its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.             Components of Terms of Office and Engagement of an Executive. The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight. Notwithstanding the foregoing, it is intended that the Executives’ compensation packages should generally be composed of the following elements:

•	Base salary

•	Cash bonuses

•	Equity –based compensation

•	Benefits and perquisites

•	Retirement and severance arrangements

The Company’s target ranges for the allocation of annual compensation of its Executives among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%- 80%
Annual Cash Bonus	0%-50%
Equity-Based Compensation	20%-80%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels (as described in Section 6.2.5 below) and provided all compensation elements detailed in the table above are granted with respect to a given year. The actual range of each element’s proportion to Total Annual Compensation will depend on the performance actually achieved.

6.1.       Base Salary, Benefits and Retirement/Severance Arrangements.

6.1.1.            The Terms of Office and Engagement of an Executive may include a mechanism for salary updates and currency conversion calculations.

6.1.2.            Additional or related benefits may include the following:

(a)              Pension

(b)              Education fund

(c)              Severance pay

(d)              Managers insurance

(e)              Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)               Disability insurance

(g)              Periodic medical examination

(h)              Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(i)                Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof

(j)                Paid vacation, including, if applicable, the redemption thereof

(k)               Sick days

(l)                Holiday and special occasion gifts

(m)              Recuperation pay

(n)              Expense reimbursement

(o)              Payments or participation in relocation and related costs and expenses

(p)              Exculpation and indemnification

(q)              General directors’ and officers' liability insurance covering persons serving at present or in the future, from time to time, as directors and officers of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), including renewals thereof, with coverage substantially similar to the coverage in effect on the date of approval of this Policy, or as may be increased from time to time to reflect the circumstances at the time (including the Company's activities, size and status, markets at which its shares are traded etc.) and at premiums that are substantially similar to the premiums in effect on the date of approval of this Policy, or as may be increased from time to time (provided that the total premiums for a particular year do not exceed by more than 30% of the premiums payable under the then-effective coverage for the then current year)

(r)               Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control

(s)               Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months

(t)               Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law)

(u)              Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Executive had he or she continued to be employed during the non solicitation or non compete period

(v)              Change-of-control provisions

(w)             Loans or advances

(x)              professional or academic courses or studies

(y)              Newspaper or online subscriptions

(z)               Professional membership dues or subscription fees

(aa)             Professional advice or analysis (such as pension, insurance and tax)

(bb)            Relocation and other travel costs for Executives and their families

(cc)            Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(dd)           Other benefits or entitlements mandated by Applicable Law

(ee)            Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

The Terms of Office and Engagement of an Executive pursuant to subsections (s) and (t) shall not provide for payments related to notice periods, termination and/or severance that exceed, in the aggregate, the greater of the amounts required by Applicable Law or the value of twenty-four (24) months of the Executive’s base salary as of the time of termination or notice of termination (as applicable), in the aggregate, under all of the aforementioned subsections.

6.2.       Bonuses

6.2.1.            Bonuses may include annual bonuses and other bonus.

6.2.2.            With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) shall be prepared, containing a set of objectives for all or any part of the Executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria, as described in Sections 6.2.4 and 6.2.8 below. The Bonus Plan shall relate to target achievement and may also relate to overachievement, as described in Section 6.2.5 below. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable relevant Executives. To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for recruitments and promotions during such year or significant changes in the Company’s operations or business, an M&A transaction or material changes in the market(s) in which the Company operates.

6.2.3.            The Terms of Office and Engagement of an Executive may include other bonuses (“Special Bonuses”). Such Special Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects), and may include retention and signing bonuses.

6.2.4.            The relative weight given to the various criteria for purposes of determining annual bonuses under the Bonus Plan shall be as follows:

•	Up to 80% — overall Company performance criteria, which are based on actual financial and operational results, such as achievement of clinical and/or R&D milestones, regulatory approvals and quality objectives, and, once the Company commences product sales, net revenues, sales, operating profit, earnings per share (EPS) and cash flow;

•	Up to 50% — business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in the Company’ annual operating plan and long-range plan; and

•	Up to 20% — quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the Company’s Chief Executive Officer (the “CEO”) (with respect to Executives other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each Executive’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

6.2.5.            To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to Executives other than the CEO), taking into account the Company’s short- and long-term goals, as well as its risk management policy.

(i)	Thresholds — achievement of less than 50% of an Executive’s performance criteria in a given year will prevent such Executive from qualifying for an annual cash bonus.

(ii)	Target Bonus — the target bonus, which is the annual cash bonus amount that an Executive will be entitled to receive upon achievement of 100% of his or her performance criteria, will be up to 100% of the Executive’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to Executives other than the CEO).

(iii)	Maximum Bonus — the maximum bonus, which is the maximum annual cash bonus amount that an Executive will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such Executive’s annual salary.

(iv)	Payout Formula — the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 50% of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis between every two adjacent points along the scale of performance criteria. The formula may result in a partial bonus payout in the event that an Executive achieves less than 100% (but not less than 50%), of his or her performance criteria. Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all Executives:

Percentage of Performance Criteria Achieved	Percentage of Target Bonus to be Awarded
50-75%	Up to 50%
75%	50%
87.5%	75%
100%	100%
110%	125%
120%	150%

6.2.6.            Notwithstanding the foregoing, the Terms of Office and Engagement of an Executive may provide that a non-material portion of his or her bonuses (up to 20%) may be determined and granted on the basis of non-measurable criteria, considering the contribution of the Executive to the Company and its Affiliates.

6.2.7.            The Special Bonus payable to an Executive may be up to twenty four (24) months’ of such Executive’s salary for the specific year.

6.2.8.            Examples of measurable criteria (which may be determined on a Company-wide or divisional basis) that may be considered for an annual bonus under Section 6.2.4 or a Special Bonus under Section 6.2.3 include:

(a)	Financial results (whether GAAP or non-GAAP);

(b)	Sales and marketing objectives;

(c)	Productivity indices and growth in the volume of activity;

(d)	Cost savings;

(e)	Efficiency metrics;

(f)	Execution of projects;

(g)	Internal and external customer satisfaction;

(h)	Promotion of strategic targets;

(i)	Promotion of innovation;

(j)	Employee evaluation surveys;

(k)	Regulatory and legal targets;

(l)	Success in raising capital;

(m)	Attainment of milestones;

(n)	Clinical trials;

(o)	Business development goals;

(p)	Meeting the Company’s budget; and

(q)	Compliance with corporate governance rules.

6.2.9.            Examples of non-measurable criteria that may be considered under Sections 6.2.6 or 6.2.7 include:

(a)	Contribution to the Company’ business, profitability and stability;

(b)	The need to retain an Executive with skills, know-how or unique expertise;

(c)	The responsibility imposed on an Executive;

(d)	Changes that occurred in the responsibility imposed on an Executive during the year;

(e)	Performance satisfaction, including assessing the degree of involvement of an Executive and devotion of efforts in the performance of the Executive’s duties);

(f)	Assessment of an Executive’s ability to work in coordination and cooperation with other employees; and

(g)	Contribution to an appropriate control environment and ethical environment.

6.3.       Equity-Based Compensation.

6.3.1.            Equity awards will be made in the manner prescribed by the Company’s 2014 Incentive Compensation Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These may include: options to purchase Ordinary Shares of the Company, share appreciation rights, restricted share units, restricted share awards, performance based awards and any other type of equity compensation that is based on the Company's securities; and may be granted under applicable tax regimes.

6.3.2.            Equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than three (3) years (including, periodic vesting dates during such period and portions that may be fully vested upon grant), or as set forth in the grant agreement executed with the Executive pursuant thereto pursuant to the Equity Plans. The above minimum vesting or holding period is an appropriate incentive, on a long-term basis. As set forth in the Equity Plans, the Equity Plan administrator shall also have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes (including re-pricing and extension of periods) to the terms of the equity awards (which adjustments, modifications and adjustments may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to applicable law. The maximum term of any option award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.3.            With respect to an equity award that includes an exercise price equal to or higher than fair market value (as determined at such time by the Committee and/or the Board, in their discretion) – the total amount of such equity award shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant; and

With respect to an equity award that does not include an exercise price (such as, restrictive stock unit) or includes an exercise price lower than fair market value (as determined at such time by the Committee and/or the Board in their discretion) – the total amount of such equity award shall not exceed 0.5% of the issued and outstanding share capital of the Company at the time of grant.

6.3.4.            In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment or adjustment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment or adjustment may be applied also to Executives that constitute part of the same group.

6.3.5.            The Company may approve to continue the vesting and/or the exercise eligibility of an Executive’s equity awards after termination of such Office Holder’s service or engagement, in excess of the provisions of the Equity Plans (including, during transition or adjustment periods or thereafter).

6.3.6.            The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan.

7.             Components of Terms of Office and Engagement of a Director.

The Terms of Office and Engagement of a Director may include a combination of all or any part of the following components. In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (as defined in the Companies Law) shall also be subject to the Companies Law, and may be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1.       Fees and benefits.

7.1.1.            Periodic fees. Fees payable with respect to a period of service, typically annual fees. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period on the fee entitlement.

7.1.2.            Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent;

7.1.3.            Reimbursement of expenses, including travel, stay and lodging;

7.1.4.            Insurance (as set forth in clauses (q) and (r) of Section 6.1.2), exculpation and indemnification;

7.1.5.            Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.6.            Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.2.       Equity Awards.

The provisions of Section 6.3 shall apply to awards of equity grants to Directors. In addition, the Committee may determine that all unvested equity awards shall become immediately vested and exercisable at the earlier of (a) immediately prior to the consummation of a Change in Control, as defined in the Equity Plan, in which the Director is required to resign from or is otherwise terminated from the service as a Director, or (b) upon termination of service of such director occurring after the consummation of a Change in Control.

8.              Recoupment. The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than two years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments, (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case. Nothing in this Section 8 shall derogate or limit from any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.              Effectiveness; Term.

9.1.       The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2.       The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time as the Company as the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceasing to be a Public Company.

10.           Non-Exclusivity of this Policy.

10.1.     Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other Policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2.    The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.           Governing Law. The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor Laws in any specific jurisdiction, which shall be governed by the respective Laws of such jurisdiction. Certain definitions, which refer to Laws other than the Laws of such jurisdiction, shall be construed in accordance with such other Laws.

12.          Severability. If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.

Adopted by the Company’s Board of Directors: January 27, 2015

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